Exhibit 99.1

ADC Therapeutics Initiates Expanded Access Program for Loncastuximab Tesirine in the U.S.

Lausanne, Switzerland, January 7, 2020 – ADC Therapeutics SA (NYSE:ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, announced today the initiation of an expanded access program (EAP) for loncastuximab tesirine (Lonca, formerly ADCT-402) for patients in the U.S. with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). The EAP is for patients who cannot be treated by currently available drugs, cell therapy, or clinical trials.

“We are pleased to offer an expanded access program for Lonca in the U.S., which will enable access to the therapy for eligible patients with relapsed or refractory DLBCL,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “This program reflects ADC Therapeutics’ commitment to confronting cancer with the full potential of our science and bringing unique, targeted therapies and hope to patients and their families.”

Lonca is an investigational agent for which safety and efficacy have not yet been established. A Biologics License Application for Lonca for the treatment of relapsed or refractory DLBCL is currently under review with the U.S. Food and Drug Administration (FDA) and has been granted priority review status. The FDA has set a Prescription Drug User Fee Act target date of May 21, 2021.

To qualify for the Lonca EAP, patients with relapsed or refractory DLBCL are required to meet certain inclusion / exclusion criteria. Requests for expanded access to Lonca must be made by a licensed, treating physician in the U.S.

For more information about the Lonca EAP, please visit https://adctherapeutics.com/expanded-access-program/. For inquiries about the Lonca EAP, please contact eap@adctherapeutics.com.

About Loncastuximab Tesirine

Loncastuximab tesirine (Lonca, formerly ADCT-402) is an antibody drug conjugate (ADC) composed of a humanized monoclonal antibody directed against human CD19 and conjugated through a linker to a pyrrolobenzodiazepine (PBD) dimer cytotoxin. Once bound to a CD19-expressing cell, Lonca is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. CD19 is a clinically validated target for the treatment of B-cell malignancies.

A Biologics License Application for Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) is currently under review with the U.S. Food and Drug Administration (FDA) and has been granted priority review status. The FDA has set a Prescription Drug User Fee Act target date of May 21, 2021. Lonca is being evaluated in LOTIS 3, a Phase 1/2 clinical trial in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma, and LOTIS 5, a Phase 3 confirmatory clinical trial in combination with rituximab in patients with relapsed or refractory DLBCL.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. On November 20, 2020, the U.S. Food and Drug Administration accepted the Biologics License Application, granting priority review and setting a Prescription Drug User Fee Act (PDUFA) target action date of May 21, 2021. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) for which preliminary data have demonstrated an 83% ORR, consistent with the Phase 1 clinical trial. The Company is also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

CONTACTS

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ADC Therapeutics

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